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                                   EX-(a)(7)
                             LETTER TO SHAREHOLDERS

[LOGO]                                                              MAY 25, 2000

                              REXALL SUNDOWN, INC.
                         6111 BROKEN SOUND PARKWAY, NW
                         BOCA RATON, FLORIDA 33487-3693

To the Shareholders of Rexall Sundown, Inc.:

    On May 5, 2000, we reported that Rexall Sundown, Inc. (the "Company") had, on April 30, 2000, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Royal Numico N.V. ("Numico") and Nutricia Investment Corp. (the "Purchaser"), providing for the acquisition of all of the outstanding shares of our Common Stock at a price of $24 per share, net to the seller in cash, without interest.

    Our Solicitation/Recommendation Statement on Schedule 14D-9 reported that litigation had been commenced against the Company and its directors seeking, among other remedies, to enjoin the Merger. I am pleased to report that a Memorandum of Understanding to settle the litigation has been signed.

    As part of the Memorandum of Understanding, the Company, Numico and the Purchaser agreed to amend the Merger Agreement to reduce the Termination Fee and expenses payable by the Company upon termination of the Merger Agreement under certain circumstances. The amendment also provides Company shareholders with appraisal rights in connection with the Merger, even if such rights are not available under Florida law.

    Under the Memorandum of Understanding, the Company also agreed to supplement its prior disclosure to advise, among other things, of the absence of any expression of interest, offer or proposal to acquire the Company since the announcement of the Merger Agreement, the underlying assumptions with respect to certain projections provided to the Purchaser and the fact that receipt by our financial advisor of its transaction fee is not dependent upon the issuance of a fairness opinion.

    I am further pleased to advise that on May 17, 2000, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired. No further approvals or clearances relating to antitrust laws are required in connection with the Offer or Merger.

    Accompanying this letter is a copy of the amendment to the Company's Solicitation/ Recommendation Statement on Schedule 14D-9.

    WE URGE YOU TO READ THE ENCLOSED MATERIALS CAREFULLY.

                                          Sincerely,

                                          /s/ Damon DeSantis

                                          Damon DeSantis
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER